SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2014, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW—Other Recent Developments” on page 2 hereof to the “Recent Developments—KfW—Other Recent Developments” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures—Gross Domestic Product (GDP)” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures—Gross Domestic Product (GDP)” on page 3 hereof; and

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 3 to 4 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 5, 2015 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On December 18, 2015, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0836 (EUR 0.9228 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from November 2015 through December 2015 (through December 11, 2015), as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
November 2015	1.1026	1.0562
December 2015 (through December 11, 2015)	1.1002	1.0573

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

Other Recent Developments

Executive Board

On December 16, 2015, KfW’s Board of Supervisory Directors (Verwaltungsrat) reappointed two members of KfW’s Executive Board: (i) the tenure of Dr Ulrich Schröder, Chief Executive Officer of KfW, has been extended until the end of 2020 and (ii) the tenure of Dr Günther Bräunig has been extended until June 30, 2021.

Furthermore, on December 16, 2015, the Board of Supervisory Directors appointed Dr Stefan Peiß as a new member of KfW’s Executive Board. Previously, he worked for KfW as Senior Vice President and Head of Risk Management and Controlling. Dr Peiß will take office on January 1, 2016.

Due to bank regulatory requirements for risk management systems set forth in the German Banking Act (Kreditwesengesetz, or “KWG”) and the German Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement, or “MaRisk”), starting from January 1, 2016, KfW will separate the responsibilities of Chief Financial Officer from those of Chief Risk Officer. Both positions are currently held by Bernd Loewen. From such date, Mr Loewen will be responsible for Accounting, Organization and Consulting as well as Information Technology, and will act as Chief Financial Officer of KfW. Dr Peiß will be responsible for Risk Management and Controlling, Transaction Management and Portfolio Credit Service, and will act as Chief Risk Officer of KfW.

Funding Volume for 2016

On December 9, 2015, KfW announced that it expects its volume of long-term funding to be raised in the capital markets in 2016 to be in a range of EUR 70 billion to EUR 75 billion.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2014	0.2	1.1
4th quarter 2014	0.6	1.4
1st quarter 2015	0.3	1.1
2nd quarter 2015	0.4	1.6
3rd quarter 2015	0.3	1.7

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.3% after price, seasonal and calendar adjustments in the third quarter of 2015 compared to the second quarter of 2015. Compared to the previous quarter, the most significant contribution to GDP came from domestic final consumption expenditure. The final consumption expenditure of both households and government increased. By contrast, gross fixed capital formation decreased slightly. According to provisional calculations, the development of foreign trade had a downward effect on growth because the increase in imports was substantially larger than that of exports.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the third quarter of 2015 increased by 1.7% in price and calendar-adjusted terms, following an increase of 1.6% in the second quarter of 2015.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 3rd quarter of 2015, press release of November 24, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/11/PE15_430_811.html).

Other Recent Developments

Financial Assistance to Euro Area Member States

On November 23, 2015, the Board of Governors of the European Stability Mechanism (“ESM”) approved a disbursement of EUR 2 billion to Greece as part of the ESM’s Financial Assistance Facility Agreement with Greece. The EUR 2 billion is the second disbursement of the initial loan sub-tranche of EUR 16 billion approved in August 2015. Disbursement of the remaining EUR 1 billion of this sub-tranche is currently pending subject to the Greek government’s completion of certain additional milestones.

Of the second sub-tranche of EUR 10 billion held in a segregated account at the ESM and designated for potential bank recapitalization and resolution costs, approximately EUR 5.4 billion was disbursed to Greece in early December 2015 to contribute to the recapitalization of the four systemic Greek banks. The total capital shortfall of Greece’s four systemic banks of EUR 14.4 billion identified by the European Single Supervisory Mechanism in October 2015 has therefore been covered in large part by private means. The remaining EUR 4.6 billion of this sub-tranche remains available to cover further Greek banking sector recapitalization and resolution costs. Future releases of funds will be decided on a case-by-case basis.

Sources: European Stability Mechanism, ESM Board of Directors approves €2 billion disbursement to Greece, press release of November 23, 2015

(http://www.esm.europa.eu/press/releases/esm-board-of-directors-approves-2-billion-disbursement-to-greece.htm); European Stability Mechanism, ESM Board of Directors approves €2.72 billion disbursement to recapitalise Piraeus Bank of Greece, press release of December 1, 2014

(http://www.esm.europa.eu/press/releases/esm-board-of-directors-approves-2.72-billion-disbursement-to-recapitalise-piraeus-bank-of-greece-.htm); European Stability Mechanism, ESM Board of Directors approves €2.71 billion disbursement to recapitalise National Bank of Greece, press release of December 8, 2014

(http://www.esm.europa.eu/press/releases/esm-board-of-directors-approves-2.71-billion-disbursement-to-recapitalise-national-bank-of-greece.htm); European Central Bank, ECB finds total capital shortfall of €14.4 billion for four significant Greek banks, press release of October 31, 2015

(https://www.bankingsupervision.europa.eu/press/pr/date/2015/html/sr151031.en.html).

European Financial System

As part of the European banking union, the Single Resolution Fund (“SRF”) and the Single Resolution Board (“SRB”) will become fully operational as scheduled on January 1, 2016. As of such date, the German Financial Market Stabilization Fund (“SoFFin”) will be closed for new applications for assistance from credit institutions. The total target size of the SRF, equal to 1% of the amount of covered deposits of all credit institutions authorized in all the member states of the European Union (“Member States”) participating in the banking union, was estimated to be approximately EUR 55 billion in 2014 and will be built up through contributions by banks in the participating Member States over a period of eight years from 2016 to 2023. The German banking sector is required to contribute just under EUR 15.5 billion over this period.

As of 2016, each participating Member State will provide a national individual credit line to the SRB to back its banks’ contributions to the SRF in the event of possible funding shortfalls following resolution cases of its banks. The maximum aggregate amount of the credit lines of the participating Member States will amount to EUR 55 billion. The repartition key among Member States corresponds to the contributions to the SRF, which will be made by banks in each Member State by 2023.

Sources: Federal Ministry of Finance, Reorganisation of the Federal Agency for Financial Market Stabilisation (FMSA), press release of December 14, 2015 (http://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Topics/Financial_markets/Articles/2015-12-14-reorganisation-fmsa.html); Deutsche Bundesbank, Compromise reached over resolution fund, article dated December 22, 2014 (https://www.bundesbank.de/Redaktion/EN/Topics/2014/2014_12_22_compromise_reached_resolution_fund.html); Council of the European Union, Statement on Banking Union and bridge financing arrangements for the Single Resolution Fund, press release of December 8, 2015

(http://www.consilium.europa.eu/en/press/press-releases/2015/12/08-statement-by-28-ministers-on-banking-union-and-bridge-financing-arrangements-to-srf).

German and EU Reaction to Migratory Pressure

In November 2015, leaders of the European Union (“EU”) agreed with Turkey on an action plan to reduce the influx of refugees to Europe. As part of this agreement, the EU will provide EUR 3 billion to finance humanitarian assistance for refugees in Turkey. Both sides agreed to increase their active cooperation on maritime rescue operations, improve border management and intensify efforts to tackle criminal human traffickers. In addition, both sides agreed to focus on enhancing relationships between the EU and Turkey, including driving forward negotiations for the accession of Turkey to the EU.

Source: Bundesregierung, Action plan agreed to address the refugee crisis, statement of November 30, 2015 (http://www.bundesregierung.de/Content/EN/Reiseberichte/2015/2015-11-29-eu-tuerkei-gipfel.html?nn=709674).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ DR FRANK CZICHOWSKI

Name: Dr Frank Czichowski
Title: Senior Vice President and Treasurer

By:	/s/ JÜRGEN KÖSTNER

Name: Jürgen Köstner
Title: Vice President

Date: December 21, 2015